Via Fax (202) 772-9202 & U.S. Mail

August 10, 2006

Linda C. Cvrkel

Branch Chief

UNITED STATES SECURITIES & EXCHANGE COMMISSION

100 F Street NE

Mail Stop 3561

Washington DC 20549-7561

RE:                            GAMING PARTNERS INTERNATIONAL CORPORATION
Form 10-K for the year ended December 31, 2005
Filed March 31, 2006
File No. 000-23588

Dear Ms. Cvrkel:

We refer to our letter to Heather C. Tress, Division of Corporation Finance, dated July 25, 2006, in response to the staff’s comment letter to the Company dated July 5, 2006.  As requested, please be advised that the Company acknowledges the following:

1.                                       The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.                                       Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.                                       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust this information is satisfactory to the Commission.  If you should have any further questions or concerns, please feel free to contact me at 702-384-2425.

Very truly yours,

/s/ Gerard Charlier
Gerard Charlier
Chief Executive Officer

cc: Heather C. Tress

GAMING PARTNERS INTERNATIONAL USA, INC.

1700 Industrial Road, Las Vegas, NV 89102

Phone: 1-800-728-5766  -  Phone: 702-384-2425  -  Fax: 702-384-1965  -  www.gpigaming.com  -  info@gpigaming.com